Legend International Holdings, Inc.
Level 8, 580 St Kilda Road
Melbourne Vic 3004 Australia

November 20, 2013

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Legend International Holdings, Inc.
Form 10-K for the year Ended December 31, 2012
Filed March 28, 2013
File No. 000-32551

Ladies and Gentlemen:

On behalf of Legend International Holdings, Inc., a Delaware corporation (the “Company”), we refer to the comment letter dated November 1, 2013 (the “Letter”) from the Staff of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

The Company is in the process of preparing a response to the Staff’s comments, but needs additional time to finalize the response.  As a result, the Company respectfully requests that it be permitted to respond to the Letter by no later than November 25, 2013.

If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned (Tel: +61 3 8532 2866; Fax: + 61 3 8532 2805; e-mail: peterl@axisc.com.au).

Very truly yours,

/s/ PETER LEE

PETER LEE
Chief Financial Officer & Secretary